Exhibit 4(vi)

DESCRIPTION OF THE FIRST OF LONG ISLAND CORPORATION’S COMMON STOCK

We are authorized to issue 80,000,000 shares of common stock, par value $0.10 per share. Each share of common stock currently outstanding has the same relative rights as, and is identical in all respects to, each other share of common stock. However, our Board of Directors has the power to allot shares of common stock not already allotted to any class or series, and to fix or alter the dividend rate, redemption price, liquidation price, conversion rights and the sinking or purchase fund rights of shares of any class or series.

Dividends

The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by the Board of Directors out of funds legally available therefor, subject to the allotment of a class or series of common stock with a fixed dividend rate. Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except when the Company is insolvent or would be made insolvent by the dividend. In addition, we may pay dividends and other distributions either (1) out of surplus, so that our net assets remaining after such payment or distribution shall at least equal the amount of our stated capital, or (2) if we have no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; provided, that, if our capital is less than the aggregate amount of the stated capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets, we may not pay dividends out of such net profits until the deficiency in the amount of stated capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets shall have been remedied. If we issue preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution, subject to the allotment of a class or series of common stock with a fixed liquidation price.

No Preemptive Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares of any class of stock allotted or sold, or authorized after the date hereof, or to any obligations convertible into any class of the Company’s stock.

Redemption

The common stock is not subject to redemption, subject to the allotment of a class or series of common stock with a fixed redemption price.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation, Our Bylaws and Federal and State Law

Our Certificate of Incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions render the removal of our Board of Directors or management more difficult. The following discussion is qualified in its entirety by reference to our Certificate of Incorporation and bylaws, both of which are on file with the SEC, and to the applicable provisions of Federal or state law.

Business Combinations Prohibited by Our Certificate of Incorporation

Our Certificate of Incorporation prohibits any merger or other business combination between us and any major shareholder unless:

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the business combination was approved by our Board of Directors prior to the time the major shareholder that is involved in the business combination became a major shareholder and by at least 70% of our outstanding voting stock; or

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the major shareholder involved in the business combination sought and obtained the unanimous prior approval of our Board of Directors to become a major shareholder and the business combination is approved by a majority of our continuing directors and by at least 70% of our outstanding voting stock; or

●	the business combination is approved by at least 70% of our continuing directors and by at least 70% of our outstanding voting stock; or

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the business combination is approved by at least 70% of our outstanding voting stock and by at least 70% of our outstanding voting stock beneficially owned by shareholders other than any major shareholder.

We define “major shareholder” in our Certificate of Incorporation as a person (together with any affiliate, associate or any other person with whom this person is acting in concert) who beneficially owns, or has the right to acquire, at least 10% of our voting stock. We define a “continuing director,” as a director who (i) was a director before the major shareholder became a major shareholder or (ii) was designated as a continuing director by existing continuing directors before that director is elected to the Board.

New York Business Corporation Law Restrictions on Business Combinations

In addition, we are subject to Section 912 of the New York Business Corporation Law, which regulates, subject to some exceptions, acquisitions of New York corporations. In general, Section 912 prohibits us from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date the person becomes an interested shareholder, unless:

●	our Board of Directors approved the business combination or the transaction in which the person became an interested shareholder prior to the date the person attained this status;

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the holders of a majority of our outstanding voting stock not beneficially owned by the interested shareholder approved the business combination at a meeting called for that purpose no earlier than five years after the interested shareholder attained this status; or

●	the business combination meets certain valuation requirements.

Section 912 defines a “business combination” to include, among others:

●	any merger or consolidation involving us and the interested shareholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested shareholder of 10% or more of our assets;

●	the issuance or transfer by us of 5% or more of our outstanding stock to the interested shareholder, subject to certain exceptions;

●	the adoption of any plan or proposal for our liquidation or dissolution pursuant to any agreement with the interested shareholder;

●	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested shareholder; and

●	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us except proportionately as a shareholder.

In general, Section 912 defines an “interested shareholder” as any shareholder who beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a corporation, or who is an affiliate or associate of such corporation and at any time within the five-year period prior to the time of determination of interested shareholder status did own 20% or more of the then outstanding voting stock of the corporation.

Bank Holding Company Act Restrictions on Acquisitions

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.

Amendment of Certificate of Incorporation and Bylaws

Amendment of our Certificate of Incorporation generally requires the affirmative vote of 70% of our outstanding voting stock, but amendment of the provision with respect to business combinations discussed above requires (i) approval by at least 70% of our outstanding voting stock and (ii) approval by at least 70% of our outstanding voting stock beneficially owned by shareholders other than any major shareholder. The Board of Directors has the power to amend our bylaws without shareholder approval.

Classified Board of Directors

Our Board of Directors is divided into two classes, with directors serving terms of two years each. This structure makes it more difficult for a shareholder to replace directors through the election process, and requires two full elections to replace the entire Board of Directors.

Restrictions on Removal of Directors; Filling of Vacancies

Directors may only be removed for “cause.” Our Certificate of Incorporation defines “cause” as either (i) a felony conviction no longer subject to appeal, (ii) a final adjudication of negligent or improper conduct in the performance of the director’s duty to the Company, or (iii) a final order of removal from office no longer subject to review, duly issued by the appropriate federal banking agency. Furthermore, our Certificate of Incorporation provides that any vacancy, whether created by death, retirement, resignation, removal for cause or increase in the number of directors, shall be filled by the majority vote of the remaining directors until the next meeting of shareholders at which the election of directors is in the regular order of business.

Restrictions on the Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of the shareholders may only be called by the President of the Company or by the Board of Directors. This provision prevents shareholders from calling meetings, including for the removal of directors.

Designation Rights of Common Stock

Our Board has the right to allot shares of common stock, and pursuant to the laws of the State of New York, the Board has the power to fix or alter, from time to time, in respect to shares then unallotted, any or all of the following: the dividend rate, the redemption price, the liquidation price, the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class, or the number of shares constituting any series of any class. Since our incorporation in 1984, we have issued only one class of common stock, and do not expect to allot any shares of common stock with rights different from those of our outstanding common stock.